UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 32)*

AutoZone, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

053332102

(CUSIP Number)

David A. Katz

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

(212) 403-1000

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

October 5, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 17 Pages

CUSIP No. 053332102

1		NAME OF REPORTING PERSON ESL Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) X (b) _
3		SEC USE ONLY
4		SOURCE OF FUNDS N/A
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	7	SOLE VOTING POWER 7,655,611
NUMBER OF SHARES BENEFICIALLY	8	SHARED VOTING POWER 0
OWNED BY EACH REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 7,655,611
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,788,505
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.0%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 053332102

1		NAME OF REPORTING PERSON ESL Institutional Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) X (b) _
3		SEC USE ONLY
4		SOURCE OF FUNDS N/A
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	7	SOLE VOTING POWER 1,653
NUMBER OF SHARES BENEFICIALLY	8	SHARED VOTING POWER 0
OWNED BY EACH REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 1,653
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,788,505
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.0%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 053332102

1	NAME OF REPORTING PERSON ESL Investors, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) X (b) _
3		SEC USE ONLY
4		SOURCE OF FUNDS N/A
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	7	SOLE VOTING POWER 2,284,836
NUMBER OF SHARES BENEFICIALLY	8	SHARED VOTING POWER 0
OWNED BY EACH REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 2,284,836
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,788,505
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.0%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 053332102

1		NAME OF REPORTING PERSON Acres Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) X (b) _
3		SEC USE ONLY
4		SOURCE OF FUNDS N/A
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	7	SOLE VOTING POWER 2,000,000
NUMBER OF SHARES BENEFICIALLY	8	SHARED VOTING POWER 0
OWNED BY EACH REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 2,000,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,788,505
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.0%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 053332102

1		NAME OF REPORTING PERSON RBS Investment Management, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) X (b) _
3		SEC USE ONLY
4		SOURCE OF FUNDS N/A
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	7	SOLE VOTING POWER 1,653
NUMBER OF SHARES BENEFICIALLY	8	SHARED VOTING POWER 0
OWNED BY EACH REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 1,653
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,788,505
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.0%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 053332102

1		NAME OF REPORTING PERSON Tynan, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) X (b) _
3		SEC USE ONLY
4		SOURCE OF FUNDS N/A
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	7	SOLE VOTING POWER 29,950
NUMBER OF SHARES BENEFICIALLY	8	SHARED VOTING POWER 0
OWNED BY EACH REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 14,387
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,788,505
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.0%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 053332102

1		NAME OF REPORTING PERSON RBS Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) X (b) _
3		SEC USE ONLY
4		SOURCE OF FUNDS N/A
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	7	SOLE VOTING POWER 9,940,447
NUMBER OF SHARES BENEFICIALLY	8	SHARED VOTING POWER 0
OWNED BY EACH REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 9,940,447
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,788,505
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.0%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 053332102

1		NAME OF REPORTING PERSON ESL Investments, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) X (b) _
3		SEC USE ONLY
4		SOURCE OF FUNDS N/A
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	7	SOLE VOTING POWER 11,942,100
NUMBER OF SHARES BENEFICIALLY	8	SHARED VOTING POWER 0
OWNED BY EACH REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 11,942,100
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,788,505
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.0%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 053332102

1		NAME OF REPORTING PERSON Edward S. Lampert
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) X (b) _
3		SEC USE ONLY
4		SOURCE OF FUNDS N/A
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
	7	SOLE VOTING POWER 15,750,496
NUMBER OF SHARES BENEFICIALLY	8	SHARED VOTING POWER 0
OWNED BY EACH REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 13,106,881
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,788,505
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 053332102

1		NAME OF REPORTING PERSON William C. Crowley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) X (b) _
3		SEC USE ONLY
4		SOURCE OF FUNDS N/A
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
	7	SOLE VOTING POWER 38,009
NUMBER OF SHARES BENEFICIALLY	8	SHARED VOTING POWER 0
OWNED BY EACH REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 22,446
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,788,505
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.0%
14	TYPE OF REPORTING PERSON IN

               This Amendment No. 32 to Schedule 13D (this “Amendment”) relates to shares of common stock, par value $0.01 per share (the "Shares"), of AutoZone, Inc., a Delaware corporation (the "Issuer").  This Amendment No. 32 amends the Schedule 13D, as previously amended, filed with the Securities and Exchange Commission by ESL Partners, L.P., a Delaware limited partnership (“Partners”), ESL Institutional Partners, L.P., a Delaware limited partnership (“Institutional”), ESL Investors, L.L.C., a Delaware limited liability company (“Investors”), Acres Partners, L.P., a Delaware limited partnership (“Acres”), RBS Investment Management, L.L.C., a Delaware limited liability company (“RBSIM”), Tynan, LLC, a Delaware limited liability company (“Tynan”), RBS Partners, L.P., a Delaware limited partnership (“RBS”), ESL Investments, Inc., a Delaware corporation (“Investments”), Edward S. Lampert and William C. Crowley, both United States citizens, by furnishing the information set forth below.  Partners, Institutional, Investors, Acres, RBSIM, Tynan, RBS, Investments, Mr. Lampert and Mr. Crowley are collectively defined as the “Filing Persons.”  Except as otherwise specified in this Amendment, all previous Items are unchanged.  Capitalized terms used herein which are not defined herein have the meanings given to them in the Schedule 13D, as previously amended, filed with the Securities and Exchange Commission.

               The Filing Persons are filing this Amendment No. 32 to report recent open-market sales of Shares that have decreased the amount of Shares that that the Filing Persons may be deemed to beneficially own by an amount greater than one percent of the outstanding Shares of the Issuer.

Item 5.  Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety as follows:

(a)-(b) As of October 12, 2010, the Filing Persons may be deemed to beneficially own an aggregate of 15,788,505 Shares (which represents approximately 35.0% of the 45,107,000 Shares outstanding as of August 28, 2010, as disclosed in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 21, 2010).

REPORTING PERSON	NUMBER OF SHARES BENEFICIALLY OWNED	Percentage of Outstanding Shares	SOLE VOTING POWER	SHARED VOTING POWER	SOLE DISPOSITIVE POWER	SHARED DISPOSITIVE POWER
ESL Partners, L.P.	15,788,505 (1)	35.0%	7,655,611	0	7,655,611	0
ESL Institutional Partners, L.P.	15,788,505 (1)	35.0%	1,653	0	1,653	0
ESL Investors, L.L.C.	15,788,505 (1)	35.0%	2,284,836	0	2,284,836	0
Acres Partners, L.P.	15,788,505 (1)	35.0%	2,000,000	0	2,000,000	0
RBS Investment Management, L.L.C.	15,788,505 (1)	35.0%	1,653 (2)	0	1,653 (2)	0
Tynan, LLC	15,788,505 (1)	35.0%	29,950	0	14,387 (3)	0
RBS Partners, L.P.	15,788,505 (1)	35.0%	9,940,447 (4)	0	9,940,447 (4)	0
ESL Investments, Inc.	15,788,505 (1)	35.0%	11,942,100 (5)	0	11,942,100 (5)	0
Edward S. Lampert	15,788,505 (1)	35.0%	15,750,496 (6)	0	13,106,881 (3)	0
William C. Crowley	15,788,505 (1)	35.0%	38,009 (7)	0	22,446 (3)	0

(1)        This number consists of 7,655,611 Shares held by Partners, 1,653 Shares held by Institutional, 2,284,836 Shares held in an account established by the investment member of Investors, 2,000,000 Shares held by Acres, 29,950 Shares held by Tynan, 8,059 Shares held by Mr. Crowley, 3,771,226 Shares held by Mr. Lampert and 37,170 Shares held by The Lampert Foundation (formerly known as “The Edward and Kinga Lampert Foundation”), of which Mr. Lampert is a trustee.

(2)        This number consists of 1,653 Shares held by Institutional.

(3)        This number excludes Shares subject to the Lock-Up Agreement described herein.

(4)        This number consists of 7,655,611 Shares held by Partners and 2,284,836 Shares held in an account established by the investment member of Investors.

(5)        This number consists of 7,655,611 Shares held by Partners, 1,653 Shares held by Institutional, 2,284,836 Shares held in an account established by the investment member of Investors and 2,000,000 Shares held by Acres.

(6)        This number consists of 7,655,611 Shares held by Partners, 1,653 Shares held by Institutional, 2,284,836 Shares held in an account established by the investment member of Investors, 2,000,000 Shares held by Acres, 3,771,226 Shares held by Mr. Lampert and 37,170 Shares held by The Lampert Foundation (formerly known as “The Edward and Kinga Lampert Foundation”), of which Mr. Lampert is a trustee.

(7)        This number consists of 29,950 Shares held by Tynan and 8,059 Shares held by Mr. Crowley.

In addition, Mr. Crowley directly owns options, which are not exercisable in the next 60 days, to purchase 9,526 Shares.

            (c)        Other than as set forth in Annex A hereto, there have been no transactions in Shares by any of the Filing Persons in the past 60 days.

(d)        Not applicable.

(e)        Not applicable.

SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 13, 2010

ESL PARTNERS, L.P.

By:  RBS Partners, L.P., as its general partner

By:  ESL Investments, Inc., as its general partner

By:  /s/ Adrian J. Maizey

        Name:  Adrian J. Maizey
Title: Chief Financial Officer

ESL INSTITUTIONAL PARTNERS, L.P.

By:  RBS Investment Management, L.L.C., as its general partner

By:  ESL Investments, Inc., as its manager

By:   /s/ Adrian J. Maizey

        Name:  Adrian J. Maizey
Title:  Chief Financial Officer

ESL INVESTORS, L.L.C.

By:  RBS Partners, L.P., as its managing member

By:  ESL Investments, Inc., as its general partner

By:  /s/ Adrian J. Maizey

        Name:  Adrian J. Maizey
Title:  Chief Financial Officer

ACRES PARTNERS, L.P.

By:  ESL Investments, Inc., as its general partner

By:   /s/ Adrian J. Maizey

        Name:  Adrian J. Maizey
Title:  Chief Financial Officer

RBS INVESTMENT MANAGEMENT, L.L.C.

By:  ESL Investments, Inc., as its manager

By:   /s/ Adrian J. Maizey

        Name:  Adrian J. Maizey
Title:  Chief Financial Officer

TYNAN, LLC

By:       /s/ William C. Crowley
Name: William C. Crowley
Title: Manager

RBS PARTNERS, L.P.

By:  ESL Investments, Inc., as its general partner

By:   /s/ Adrian J. Maizey

        Name:  Adrian J. Maizey
Title:  Chief Financial Officer

ESL INVESTMENTS, INC.

By:   /s/ Adrian J. Maizey

        Name:  Adrian J. Maizey
Title:  Chief Financial Officer

EDWARD S. LAMPERT

/s/ Edward S. Lampert

WILLIAM C. CROWLEY

/s/ William C. Crowley

ANNEX A

Recent Transactions by the Filing Persons in the Securities of AutoZONE, Inc.

Entity	Date of Transaction	Nature of Transaction	Number of Shares of Common Stock	Weighted Average Price per Share ($)
ESL Partners, L.P.	10/5/2010	Open Market Sales	96,358	233.70
ESL Partners, L.P.	10/6/2010	Open Market Sales	54,163	233.03
ESL Partners, L.P.	10/7/2010	Open Market Sales	71,120	233.04
ESL Partners, L.P.	10/8/2010	Open Market Sales	88,291	233.09
ESL Partners, L.P.	10/11/2010	Open Market Sales	60,264	233.52
ESL Partners, L.P.	10/12/2010	Open Market Sales	81,848	233.10
Account established by the investment member of ESL Investors, L.L.C.	10/5/2010	Open Market Sales	28,758	233.70
Account established by the investment member of ESL Investors, L.L.C.	10/6/2010	Open Market Sales	16,165	233.03
Account established by the investment member of ESL Investors, L.L.C.	10/7/2010	Open Market Sales	21,226	233.04
Account established by the investment member of ESL Investors, L.L.C.	10/8/2010	Open Market Sales	26,351	233.09
Account established by the investment member of ESL Investors, L.L.C.	10/11/2010	Open Market Sales	17,986	233.52
Account established by the investment member of ESL Investors, L.L.C.	10/12/2010	Open Market Sales	24,428	233.10
ESL Institutional Partners, L.P.	10/5/2010	Open Market Sales	21	233.70
ESL Institutional Partners, L.P.	10/6/2010	Open Market Sales	12	233.03
ESL Institutional Partners, L.P.	10/7/2010	Open Market Sales	15	233.04
ESL Institutional Partners, L.P.	10/8/2010	Open Market Sales	19	233.09
ESL Institutional Partners, L.P.	10/11/2010	Open Market Sales	13	233.52
ESL Institutional Partners, L.P.	10/12/2010	Open Market Sales	18	233.10
Edward S. Lampert	10/5/2010	Open Market Sales	47,725	233.70
Edward S. Lampert	10/6/2010	Open Market Sales	26,682	233.03
Edward S. Lampert	10/6/2010	Bona Fide Gift	21,429	N/A
Edward S. Lampert	10/7/2010	Open Market Sales	35,035	233.04
Edward S. Lampert	10/8/2010	Open Market Sales	43,493	233.09
Edward S. Lampert	10/11/2010	Open Market Sales	29,688	233.52
Edward S. Lampert	10/12/2010	Open Market Sales	40,320	233.10
The Lampert Foundation	10/5/2010	Open Market Sales	210	233.70
The Lampert Foundation	10/6/2010	Open Market Sales	263	233.03
The Lampert Foundation	10/7/2010	Open Market Sales	345	233.04
The Lampert Foundation	10/8/2010	Open Market Sales	429	233.09
The Lampert Foundation	10/11/2010	Open Market Sales	293	233.52
The Lampert Foundation	10/12/2010	Open Market Sales	397	233.10

Tynan, LLC[1]	10/5/2010	Open Market Sales	479	233.70
Tynan, LLC[1]	10/6/2010	Open Market Sales	269	233.03
Tynan, LLC[1]	10/7/2010	Open Market Sales	354	233.04
Tynan, LLC[1]	10/8/2010	Open Market Sales	438	233.09
Tynan, LLC[1]	10/11/2010	Open Market Sales	300	233.52
Tynan, LLC[1]	10/12/2010	Open Market Sales	406	233.10

[1] William C. Crowley is the sole manager of and a member of Tynan, LLC